Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

July 29, 2016

VIA EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Fund Trust

1933 Act Registration No. 333-147622

1940 Act Registration No. 811-22148

Dear Ms. Dobelbower:

This letter responds to comments you conveyed to me via telephone on July 12, 2016, regarding post-effective amendment no. 245 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 246 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”) (the “Amendment”), filed on May 26, 2016. The Amendment was filed to respond to comments that the staff of the Securities and Exchange Commission (the “Staff”) had made to a previous post-effective amendment of the Trust’s registration statement filed to register a new series of the Trust called the PowerShares Variable Rate Investment Grade Portfolio (the “Fund”). For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Fund’s responses immediately following. Additionally, we represent that the Fund will filed an updated post-effective amendment to reflect the changes discussed below.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in the Amendment.

Prospectus

1.	Comment:	Page 2: In footnote 3 to the fee table (discussing management’s intent to waive fees that the Fund incurs from its investments in affiliated money market funds), please disclose if the adviser also will waive acquired fund fees and expenses (“AFFEs”) from sources other than affiliated money market funds (e.g., investments in other ETFs or mutual funds).

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

July 29, 2016

Response:	Management intends to waive only those AFFEs that the Fund incurs from its investments in affiliated money market funds. We note that management does not anticipate that the Fund will incur any AFFEs during its initial year of operations; as a result, we have removed from the fee table the line items discussing the fee waiver and AFFEs, as well as footnotes 2 and 3. The current fee table is set forth below:

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.30%
Other Expenses (1)	0.00%
Total Annual Fund Operating Expenses	0.30%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

2.	Comment:	Page 2: Will the adviser seek to recoup the fees that it waives? If so, please state the terms of the recoupment. If there is no recoupment, please so state.

	Response:	The adviser will not seek to recoup any AFFEs that it waives. As stated above, because the adviser estimates that the Fund will not incur AFFEs during its first year of operations, we have deleted disclosure of the waiver from the fee table. However, we confirm that, should the adviser waive AFFEs going forward, the Fund will include the appropriate disclosure in the fee table and will affirmatively state in that disclosure that the waiver is not subject to recoupment.

3.	Comment:	Page 3: The Staff notes that the Fund will invest in collateralized loan obligations (“CLOs”).

(1) Please provide the Staff with more information about the extent to which the Fund will invest in CLOs and/or other entities that rely on the exclusions from the definition of an investment company provided in Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

(2) Explain in detail how the Fund’s Board of Trustees has determined that the Fund will comply with the representations made in its exemptive applications, including that the Fund expects that its arbitrage mechanism will work efficiently, whereby secondary market prices of the Fund’s shares will closely track their respective net asset values (“NAV”).

(3) Please address the impact of (x) the liquidity (or lack thereof) of CLOs and such 3(c)(1) and 3(c)(7) investments, and (y) the transparency (or lack thereof) of the obligations underlying such investments, including any expected changes to the liquidity of the market for those securities.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

July 29, 2016

Response:	(1) As set forth in its prospectus, the Fund will invest at least 80% of its assets in a combination of Variable Rate Investments (as defined in the prospectus), which include entities – including CLOs and other securities – that rely on exemptions set forth in Sections 3(c)(1) or 3(c)(7).[1] However, the Fund’s investment strategy does not allot a set percentage of the Fund’s assets to each sub-category within the universe of Variable Rate Instruments; rather, the prospectus states that the sub-adviser seeks to “strategically allocate the Fund’s assets … to distribute risk across multiple asset classes … [and] to improve expected returns …”. The Fund therefore cannot provide a precise percentage of its assets that will be dedicated to investments in CLOs and/or other entities that rely on Sections 3(c)(1) and 3(c)(7).

Nevertheless, the prospectus does disclose certain limitations on those types of investments, which are consistent with the limitations the Fund has undertaken as part of the listing of its shares on the NASDAQ Stock Market pursuant to Rule 19b-4. The Fund states that it will not invest more than 20% of its net assets in the aggregate in ABS or non-agency MBS. Moreover, as a non-fundamental investment restriction, the Fund may not invest more than 15% of its net assets in securities and other instruments that are, at the time of investment, illiquid. The adviser will determine the liquidity of an investment using procedures approved by the Board of Trustees that take into account the liquidity standard applicable to investment companies.[2]

(2) The Fund will operate under PowerShares’ actively managed ETF exemptive order. In the application underlying that order, the Trust made the following representations related to arbitrage: “Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value (“NAV”) should ensure that the Shares will not trade at material discount or premium in relation to their NAV” and “Applicants believe that in light of the fact that the Funds will be fully transparent arbitrage activity should ensure that differences between NAV and market prices remain low.” In sum, the exemptive order issued to the Trust permitting it to issue actively-managed ETFs is based upon the premise that an ETF’s portfolio transparency is the key to effective arbitrage.[3]

[1]	These issuers may include certain mortgage-backed securities (“MBS”) or asset-backed securities (“ABS”). However, we note that many traditional securitization issuers rely instead on Section 3(c)(5)(C) of the 1940 Act (for certain MBS) or on Rule 3a-7 under the 1940 Act (for MBS and other types of ABS).
[2]	Namely, whether a security can be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued it.
[3]	See, e.g., Investment Company Act Release No. 25258, at 10 (Nov. 8, 2001) (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

July 29, 2016

As an ETF, the Fund will trade on the secondary market, and at times may trade at a premium or at a discount to its NAV. However, the Fund expects that its arbitrage mechanism will work efficiently (i.e., the secondary market prices of its shares should closely track NAV) because its portfolio will remain fully transparent, in accordance with the representations contained in the application.

To promote full transparency (and the resulting efficient arbitrage that is expected to accompany it), the Fund is required[4] each business day, prior to the opening of the exchange, to list the names and the quantity of each security in its portfolio (each, a “Deposit Security”), along with any required cash component (together, each Deposit Security and the cash component is called the “Fund Deposit”). The Fund Deposit will be applicable to purchase creation units of the Fund until the next-announced composition of the Fund Deposit is made available.

Full transparency of the Fund’s portfolio also is promoted by the information on the specific names and holdings in a Fund Deposit, which is available at the Fund’s website. In addition to disclosing the identities and quantities of the portfolio of securities, the Fund will disclose on a daily basis on its website the following information, as applicable to the type of holding: ticker symbol, if any, CUSIP number or other identifier, if any; a description of the holding (including the type of holding), quantity held (as measured by, for example, par value, number of shares or units); maturity date, if any; coupon rate, if any; market value of the holding; and percentage weighting of the holding in the Fund’s portfolio. The website also will include a basket composition file, which sets forth the security names and share quantities (and/or other assets, as may be applicable) to deliver (along with any requisite cash) in exchange for shares.

The Trust’s Board is fully aware of each of the mechanisms to ensure transparency and public disclosures related to portfolio holdings, all of which are disclosed in the Fund’s disclosure documents, and all of which are consistent with the representations in the Trust’s exemptive relief. In addition, the Board has adopted procedures that are designed to ensure that the Trust complies with the conditions and requirements of this exemptive relief.

(3) As stated above, the Fund will have full transparency of its portfolio, which should promote effective arbitrage for market makers. For the reasons discussed below, the Fund does not believe that the impact of (i) illiquidity concerns of

[4]

See Exchange Act Release No. 77715 (April 26, 2016) (Notice of Filing of Proposed Rule Change Relating to the Listing and Trading of the Shares of the PowerShares Variable Rate Investment Grade Portfolio).

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

July 29, 2016

CLOs or other 3(c)(1) and 3(c)(7) investments, or of (ii) transparency concerns of the obligations underlying such investments, should impair that mechanism or prevent the Fund from operating pursuant to the terms of its exemptive relief.

First, the Fund will meet the liquidity requirements applicable to open-end investment companies. As already disclosed in its registration statement, the Fund is permitted to invest in restricted securities (such as Section 3(c)(1) or 3(c)(7) securities and CLOs), including privately issued securities and Rule 144A securities. However, (as also disclosed in the registration statement), the Fund may invest only up to 15% of its net assets in such securities. Pursuant to liquidity procedures approved by the Board, restricted securities (including Rule 144A securities) are not considered illiquid per se; rather, the adviser will determine whether those securities are illiquid based on several factors, including (but not limited to) the securities’ relevant market characteristics, frequency of trades, quality of the issue or issuer and the estimated time to dispose of the securities.

Additionally, any investment by the Fund in illiquid securities should not impair the ability of authorized participants to purchase creation units of the Fund efficiently. As stated in the registration statement, the Fund will effect creations partially in exchange for Deposit Securities, and partially in exchange for cash. Therefore, even if the Fund Deposit consists in some portion of restricted securities that an authorized participant otherwise is unable to present to the Fund in exchange for a creation unit, the authorized participant may substitute an amount of cash equal to the value of such restricted security when transmitting a Fund Deposit. Similarly, an authorized participant may be paid an equivalent amount of cash when redeeming shares of the Fund.[5]

Second, the adviser values all holdings within the Fund’s portfolio each day to create the basket composition file necessary for market makers to transact in the Fund. The adviser does so pursuant to Board-approved valuation policies and procedures, which set forth the process by which each asset is valued. Pursuant to those policies, if a security’s market price is not readily available, the security will be valued using prices provided from independent pricing services or by another method that the sub-adviser, in its judgment, believes will better reflect the security’s fair value. Specifically, the valuation procedures provide methods that pricing services employ to value various Variable Rate Instruments, including:

[5]	As disclosed on page 32 of the Statement of Additional Information: “Creations and redemptions of Shares for Fund Securities are subject to compliance with applicable federal and state securities laws, and the Fund reserves the right to redeem Creation Aggregations for cash to the extent that an investor could not lawfully purchase or the Fund could not lawfully deliver specific Fund Securities under such laws.”

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

July 29, 2016

• for MBS, evaluating based on pool-specific evaluation models and/or quotations from electronic market data services;

• for ABS, evaluating based on street consensus prepayment speeds, as well as spreads obtained from the new issue market and dealer quotes, and/or quotations from electronic market data services; and

• for CLOs, evaluating based on the present value of future cash flows of the granular loan level information of each CLO, as well as conditions that may influence risk and marketability.

As a result, authorized participants will know the specific value of the Fund’s portfolio securities each day prior to the opening of the exchange. Authorized Participants will not be expected to transact in any illiquid security in connection with creating and redeeming creation units of the Fund; rather, they may substitute cash in lieu of those securities in an amount equal to their value, as determined at the time of NAV calculation pursuant to the valuation procedures.

Based on the foregoing, the Fund believes that authorized participants and arbitrageurs will have a ready ability to transact in the Fund’s holdings – notwithstanding the Fund’s investments in restricted and/or illiquid securities – and that the arbitrage opportunities offered by the Fund are as robust as those offered by other ETFs in the marketplace that invest in similar instruments. Furthermore, the Fund notes that it will invest in accordance with the limitations set forth in the Fund’s 19b-4 listing standards filing made by the NASDAQ Stock Market, which limitations are designed to ensure, among other things, that the Fund’s investments in these types of securities will not affect proper price discovery on the secondary market, which is a key element of the arbitrage function.

4.	Comment:	Page 3: Please explain in correspondence what is a floating rate government sponsored enterprise (“GSE”) credit risk transfer.

	Response:	A floating rate credit risk transfer (“CRT”) is a floating rate security that represents a general obligation of a government sponsored enterprise: for example, the U.S. Federal National Mortgage Association (“Fannie Mae”) and the U.S. Federal Home Loan Mortgage Corporation (“Freddie Mac”). Those GSEs expand the secondary market for residential mortgage loans by purchasing and securitizing loans, and then by selling the resulting agency MBS in the secondary market. Agency MBS are guaranteed by the GSEs, meaning that these entities are responsible for the timely payment of principal and interest on the bonds and bear the risk of credit loss on the underlying loans.

Each CRT transaction generally includes several tranches that cover a range of cash flows, credit risk and potential return profiles. Historically, tranches with the

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

July 29, 2016

highest credit quality feature a relatively short expected cash flow window and a large amount of credit protection in the form of a higher level of subordination. Lower-rated tranches feature longer expected cash flow windows and lower levels of subordination. Unrated tranches represent the longest expected cash flows and have the least credit protection, but typically offer the highest potential returns. As loans are prepaid, the most senior tranche is first in line to receive the proceeds, followed by lower-rated tranches as outstanding balances are paid off. Conversely, as defaults occur, losses are allocated sequentially from the tranches with the lowest rating to the highest.

CRT securities were created in 2013 to effectively transfer a portion of the risk associated with credit losses within pools of conventional residential mortgage loans from the GSEs to the private sector. Unlike agency MBS, full repayment of the original principal balance of the CRT securities is not guaranteed by the GSEs; rather, “credit risk transfer” is achieved by writing down the outstanding principal balance of the CRT securities if credit losses on the related loans exceed a certain threshold. By reducing the amount that they are obligated to repay to holders of CRT securities, GSEs like Fannie Mae and Freddie Mac are able to offset credit losses on the related loans.

5.	Comment:	Page 3: We note that the prospectus states that “the Fund will seek capital appreciation while mitigating excess risk from any one type of security by using a strategic allocation of assets to distribute risk across multiple asset classes.”

(1) Why would there be excessive risk from any one security? What is the strategy with respect to any one security (i.e., will the Fund ever concentrate its investments to a large extent in one security)?

(2) Given the Fund’s stated intention to focused its investments in variable rate investment grade debt instruments, please explain the phrase “distribute risk across multiple asset classes.” Will other investments be a part of the Fund’s investment strategy?

	Response:	(1) As an initial matter, we note that the disclosure in the prospectus discusses excess risk from any “one type of security,” rather than specifically in one security. The Fund has no current intention of concentrating its investments to a large extent in a single security; however, it may invest more heavily in a certain type of security (i.e., a certain asset class, such as corporate debt, agency MBS or preferred stock) in an amount that may expose it to greater risks associated with that asset class.

Different types of assets in which the Fund may invest are associated with different and distinct risks, and certain assets generally may be considered riskier

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

July 29, 2016

than others (e.g., certain non-agency MBS likely present greater risks than preferred securities, ETFs or money market funds). Therefore, the sub-adviser will seek to allocate a portion of the Fund’s assets at any given time to asset classes in an attempt to reduce risk while still seeking out investment returns.

(2) No investments—other than those specifically set forth in the Fund’s registration statement—will be a part of the Fund’s investment strategies. The term “multiple asset classes” in the Fund’s description of its principal investment strategy does not refer to asset classes in a generic sense (e.g., stocks, bonds, etc.). Rather, that term refers to the specific types of investment grade, variable rate instruments that the Fund will invest in as it pursues its investment objective (e.g., preferred stock, MBS, etc.) as enumerated in the prospectus. Therefore, when the Fund seeks to “distribute risk across multiple asset classes,” it intends to strategically allocate its investments among specific types of Variable Rate Instruments (as defined and described in the prospectus).

6.	Comment:	Page 4: With respect to the Fund’s “20% bucket” of assets that may invest in fixed rate and/or below investment grade securities:

(1) Please explain if investing in below investment grade instruments is a principal strategy of the Fund (i.e., will the Fund routinely invest more than 10% of its assets in these types of instruments?).

(2) The prospectus notes that the Fund may invest in “ETFs that invest primarily in any or all of the foregoing securities.” Is the Fund’s intent to operate as a fund of funds? If so, make that intention clear in the disclosure.

	Response:	(1) The adviser generally anticipates, under normal market circumstances, to invest a significant portion of the Fund’s assets (i.e., at all times at least, but often an amount far exceeding, 80%) in variable rate, investment grade securities. However, although not the primary focus of the Fund, in certain market conditions, the Fund may invest up to 20% of its assets in high yield (or “junk”) bonds. The Fund therefore considers high yield bonds to be part of its principal investment strategies. The Fund has included in the summary prospectus disclosure discussing the risks associated with investments in such instruments. That disclosure reads as follows:

High Yield Securities (Junk Bond) Risk. Compared to higher quality debt securities, high yield debt securities (commonly referred to as “junk bonds”) involve a greater risk of default or price changes due to changes in the credit quality of the issuer because they are generally unsecured and may be subordinated to other creditors’ claims. They are considered speculative with respect to the issuer’s capacity to pay interest and repay

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

July 29, 2016

principal. High yield debt securities often are issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which generally are less able than more financially stable firms to make scheduled payments of interest and principal. The values of junk bonds often fluctuate more in response to company, political, regulatory or economic developments than higher quality bonds, and their values can decline significantly over short periods of time or during periods of economic difficulty when the bonds could be difficult to value or sell at a fair price.

(2) The adviser does not intend to operate the Fund as a fund-of-funds. The adviser anticipates investing the Fund’s assets in ETFs that primarily invest in Variable Rate Instruments (as defined in the prospectus) to the extent that the Fund is not able to invest directly in certain types (or in certain amounts) of such securities. The Fund intends to do so as a way to gain exposure indirectly to those asset classes. The adviser anticipates that the Fund’s investments in other ETFs will be limited.

7.	Comment:

Page 4: As noted in the prior comment with respect to the use of high yield or junk bonds, if such investments are considered a principal investment strategy, please include associated risk disclosure in the summary prospectus.

	Response:	Please see the response to comment no. 6, which includes the requested risk disclosure.

8.	Comment:

Page 7: Please make all applicable changes from the summary section to the disclosure in the statutory section of the prospectus under the section “Additional Information About the Fund’s Strategies and Risks.”

	Response:	We hereby confirm that all changes discussed in the foregoing responses affecting the summary section of the prospectus also have been made in the statutory portion of the prospectus.

9.	Comment:	Page 9: Within the “20% bucket” addressing investments in fixed rate and/or below investment grade instruments, the Fund sets forth five types of investments:

(i) fixed-rate MBS and ABS (including fixed-rate commercial real estate CLOs);

(ii) fixed-rate U.S. government and agency securities;

(iii) fixed-rate corporate debt securities (comprised generally of corporate notes, bonds, debentures or loans);

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

July 29, 2016

(iv) fixed-rate exchange-traded preferred stock; and

(v) ETFs that primarily invest in any or all of the foregoing securities.

It is possible that, among those five types of securities, some could constitute more than 5-10% of the Fund’s overall assets; if so, the Staff considers such investment strategies to be principal. Please provide an anticipated allocation of the Fund’s investments in those five sub-categories. If any such sub-category has an allocation above a certain threshold (i.e., more than 10% of the Fund’s assets), disclosure discussing that strategy (and the risks associated with investing in it) should be included in the summary portion of the Fund’s prospectus.

	Response:	Management does not have any target allocations within the Fund’s “20% bucket.” As with the Fund’s “80% bucket,” the sub-adviser will seek to allocate assets in a way that, in its opinion, is best designed to achieve the Fund’s investment objectives. Therefore, there is no certainty that any one specific fixed-rate or junk-rated instrument will, on its own, exceed 10% of the Fund’s assets so as to be considered a principal investment strategy of the Fund.

Nevertheless, at times, depending on market conditions, the Fund may invest in those fixed-rate and/or junk-rated securities in an amount that cumulatively accounts for up to 20% of the Fund’s assets. As a result, fixed-rate investments and junk-rated investments may be considered among the principal strategies of the Fund. Therefore, the Fund has included in its summary prospectus, under the section “Principal Risks of Investing in the Fund,” disclosure about the risks of investing generally (i) in fixed-rate debt instruments, and (ii) in instruments that are rated below investment grade. The risk disclosure for below investment grade securities is set forth in response to comment no. 6. The risk disclosure for fixed rate securities reads as follows:

Fixed Rate Instrument Risk. Fixed-rate securities face a significant amount of interest rate risk, since their fixed coupon makes them more sensitive to changes in interest rates than variable-rate securities. The coupon rate attached to a fixed-rate security often is payable at specified dates before the bond reaches maturity; due to a fixed-rate security’s typically lengthy maturity date, such payments typically are small. In addition, fixed-rate investments are more susceptible to inflation risk, which is the risk that the set rates paid on the bond will be less valuable over time, as the consumer price index rises.

10.	Comment:	There is no mention in the prospectus of the Fund’s intent to use derivatives. If applicable, please specifically identify any derivatives that Fund will invest in as

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

July 29, 2016

a principal investment strategy and the purposes for such investments. Please discuss specifically all risks associated with the use of those derivatives.

	Response:	The Fund hereby confirms that it will not invest in derivatives.

Statement of Additional Information

11.	Comment:	Page 4: The Fund states in its principal investment strategies that it may invest in loans. Please consider whether the use of loans constitutes a principal investment strategy of the Fund. If so, add appropriate disclosure in the principal risk section of the prospectus. Specifically, include in that disclosure the risk that transactions in corporate loans may take significantly longer than seven days to settle. Please describe how the Fund intends to meet short-term liquidity needs which may arise because of this lengthy settlement period.

	Response:	Management has considered the Staff’s comment and has determined to eliminate the use of loans as an investment strategy of the Fund. As a result, the Fund has deleted all references to such instruments in the registration statement.

12.	Comment:	Page 4: Please disclose the risks that follow from the fact that investments in certain loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

	Response:	As stated in response to comment no. 11, above, the Fund does not intend to invest in bank loans and has removed all disclosure in the registration statement relating to such loans.

*        *         *

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Alan Goldberg at (312) 964-3503 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.
Alan Goldberg, Esq.
Eric Purple, Esq.
Melissa Nguyen, Esq.

PowerShares Actively Managed Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

July 29, 2016

BY EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Fund Trust

1933 Act Registration No. 333-147622

1940 Act Registration No. 811-22148

On behalf of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary of the Trust